UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)
GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B DE C.V.

(Name of Subject Company (Issuer))
AERODROME INFRASTRUCTURE S.À R.L.
SERVICIOS DE TECNOLOGÍA AEROPORTUARIA, S.A. DE C.V.
BAGUAL S.À R.L.
GRENADIER S.À R.L.
PEQUOD S.À R.L.
HARPOON S.À R.L.
EXPANSE S.À R.L.
FINTECH HOLDINGS INC.
DAVID MARTÍNEZ

(Names of Filing Persons (Offerors))
SERIES B SHARES, without par value
AMERICAN DEPOSITARY SHARES, each representing 8 SERIES B SHARES

(Title of Class of Securities)
400501102

(CUSIP Number for ADSs)
Julio R. Rodriguez, Jr.
c/o Fintech Advisory Inc.
375 Park Avenue
New York, NY 10152
(212) 593-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
With a copy to:
Adam J. Brenneman, Esq.
Manuel Silva, Esq.
Cleary, Gottlieb, Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$672,775,461.03	$73,399.80

*
Calculated solely for purposes of determining the filing fee. The calculation of the transaction value was estimated as (i) (a) 97,527,888 outstanding Series B ordinary shares, no par value, including Series B ordinary shares represented by outstanding American Depositary Shares of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., in each case not directly or indirectly owned by the Offerors (as defined herein) multiplied by (b) the offer price of Ps.137 per share, divided by (ii) 19.86 (based on an exchange rate of Ps.19.86 per U.S.$1.00, the exchange rate between Mexican pesos and U.S. dollars reported by the U.S. Federal Reserve Board on May 14, 2021).

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021, issued August 26, 2020 by multiplying the transaction valuation by 0.0001091.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $73,399.80	Filing Party:
Aerodrome Infrastructure S.à r.l.
Servicios de Tecnología Aeroportuaria, S.A. de C.V. Bagual S.à.r.l.
Grenadier S.à.r.l.
Pequod S.à.r.l.
Harpoon S.à.r.l.
Expanse S.à.r.l.
Fintech Holdings Inc.
David Martínez
Form or Registration No.: Schedule TO-T	Date Filed: May 24, 2021

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT
This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on the Schedule TO (together with the exhibits thereto, the “Schedule TO”) filed with the Securities and Exchange Commission on May 24, 2021 by Aerodrome Infrastructure S.à r.l. (“Aerodrome”), a limited liability company organized under the laws of Luxembourg, an affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V. (“SETA”), a Mexican corporation, and beneficially owned by Bagual S.à.r.l. (“Bagual”), a limited liability company organized under the laws of Luxembourg, Grenadier S.à.r.l. (“Grenadier”), a limited liability company organized under the laws of Luxembourg, Pequod S.à.r.l. (“Pequod”), a limited liability company organized under the laws of Luxembourg, Harpoon S.à.r.l. (“Harpoon”), a limited liability company organized under the laws of Luxembourg, Expanse S.à.r.l. (“Expanse”), a limited liability company organized under the laws of Luxembourg, Fintech Holdings Inc. (“FH”), a corporation organized under the laws of Delaware and David Martínez (“Mr. Martínez” and, together with SETA, Bagual, Grenadier, Pequod, Harpoon, Expanse and FH, the “Offerors”). The Schedule TO relates to the offer by the Offerors to purchase up to 97,527,888 shares of outstanding Series B ordinary shares held by U.S. Persons (the “Series B Shares”) of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Series B Shares represented by outstanding American Depositary Shares (whether held or not by U.S. Persons and each representing eight Series B Shares).
The information in the Schedule TO is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in the amendment and restatement of the U.S. Offer to Purchase dated June 9, 2021 (the “Supplement to U.S. Offer to Purchase”) attached hereto as Exhibit (a)(1)(ix) and incorporated herein by reference.
Item 11.   Additional Information
Items 1 through 11 of the Schedule TO are amended and supplemented as provided for in the Amended and Restated U.S. Offer to Purchase attached hereto as Exhibit (a)(1)(ix) and incorporated by reference.
Item 12.   Exhibits
Exhibit No.	Description
(a)(1)(i)†	U.S. Offer to Purchase, dated May 24, 2021.
(a)(1)(ii)†	Form of ADS Letter of Transmittal for Series B Shares.
(a)(1)(iii)†	Acceptance Letter for Tenders of Series B Shares held by U.S. Persons.
(a)(1)(iv)†	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Series B Shares).
(a)(1)(v)†	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs).
(a)(1)(vi)†	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Series B Shares).
(a)(1)(vii)†	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs).
(a)(1)(viii)†	Summary Publication published on May 24, 2021, in the Wall Street Journal.
(a)(1)(ix)	Supplement to U.S. Offer to Purchase, dated June 9, 2021
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Incorporated by reference herein as Exhibit (a)(1)(i).

Exhibit No.	Description
(a)(5)(i)†	SETA Financial Statements for the Years Ended December 31, 2020 and 2019.
(a)(5)(ii)†	Press Release, issued by the Offerors on May 24, 2021.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

†
Previously filed

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 9, 2021
DAVID MARTÍNEZ
By:	/s/ David Martínez
FINTECH HOLDINGS INC.
By:	/s/ David Martínez
Name: David Martínez
Title: Authorized Person
BAGUAL S.À R.L.
By:	/s/ Julio Rafael Rodriguez, Jr.
Name: Julio Rafael Rodriguez, Jr.
Title: Authorized Person
GRENADIER S.À R.L.
By:	/s/Julio Rafael Rodriguez, Jr.
Name: Julio Rafael Rodriguez, Jr.
Title: Authorized Person
PEQUOD S.À R.L.
By:	/s/ Julio Rafael Rodriguez, Jr.
Name: Julio Rafael Rodriguez, Jr.
Title: Authorized Person
HARPOON S.À R.L.
By:	/s/ Julio Rafael Rodriguez, Jr.
Name: Julio Rafael Rodriguez, Jr.
Title: Authorized Person
EXPANSE S.À R.L.
By:	/s/ Julio Rafael Rodriguez, Jr.
Name: Julio Rafael Rodriguez, Jr.
Title: Authorized Person

SERVICIOS DE TECNOLOGÍA AEROPORTUARIA S.A. DE C.V.
By:	/s/ Christian Whamond
Name: Christian Whamond
Title: Authorized Person
AERODROME INFRASTRUCTURE S.À R.L.
By:	/s/ Julio Rafael Rodriguez, Jr.
Name: Julio Rafael Rodriguez, Jr.
Title: Authorized Person